SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc

Form 20-F in respect of Annual Report for the year ended 31 December 2007

The Form 20-F was filed with the Securities and Exchange Commission (SEC) on 15 May 2008. It may also be viewed on the Company’s website at http://www.prudential.co.uk/prudential-plc from week commencing 19 May 2008, and hard copies are available on request, free of charge, from Group Secretariat, Prudential plc +44 (0)20 7548 3826.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business in the United States of America.

Contact name for enquiries

Sylvia Edwards

020 7548 3826

Company official responsible for making notification

Bob Walker, Deputy Group Secretary

020 7548 3848

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 May 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ BOB WALKER
Bob Walker
Deputy Group Secretary